News Release

For immediate release

Gildan Activewear Reports First Quarter Results in Line with Prior Guidance and Reconfirms Full Year Guidance

Montréal, Wednesday, February 8, 2012 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced its financial results for the first quarter of its 2012 fiscal year, and also reconfirmed its prior sales and earnings guidance for the full fiscal year. In the first quarter, the Company began to manage and report its business as two operating segments, which serve different markets and customers. The Printwear business supplies activewear, fleece and sport shirts to the screenprint market. The Branded Apparel business supplies socks, underwear and activewear to retail customers. Quarterly and annual segmented sales and operating income for fiscal 2011 are also included as part of this press release.

First Quarter Results

Gildan today reported a net loss of U.S. $46.1 million or U.S. $0.38 per share on a diluted basis for its first fiscal quarter ended January 1, 2012, compared with net earnings of U.S. $35.9 million or U.S. $0.29 per share in the first quarter of fiscal 2011. The Company had projected a loss of approximately U.S. $0.40 per share for the first quarter, when it initiated its fiscal 2012 sales and earnings guidance on December 1, 2011. Net selling prices for Printwear were more favourable than projected, due to lower than projected promotional discounting in the U.S. wholesale distributor channel in the month of December.

The decline in the Company’s results compared to last year was due to the impact of higher cotton costs, inventory destocking by U.S. wholesale distributors, the impact of a special distributor inventory devaluation discount in the quarter and the cost of the manufacturing shutdown in December in order to manage inventory levels. These unfavourable variances compared to last year were partially offset by the benefit of selling price increases to U.S. retail customers which were primarily implemented in the fourth quarter of fiscal 2011, improved sock manufacturing efficiencies and the accretive impact of the acquisition of Gold Toe Moretz.

Net sales in the first quarter amounted to U.S. $303.8 million, down 8.3% from U.S. $331.2 million in the first quarter of fiscal 2011. The Company had forecast first quarter sales of approximately U.S. $300 million. Sales for Printwear amounted to U.S. $147.2 million, down 41.1% from fiscal 2011, and sales to retailers were U.S. $156.6 million, up 92.7% from the first quarter of last year.

The decline in sales in the Printwear segment compared to the first quarter of fiscal 2011 was primarily due to inventory destocking by U.S. wholesale distributors in anticipation of selling price reductions, which were announced by Gildan with effect from December 5, 2011. In addition, industry demand from U.S. screenprinters, as reported in the CREST report, declined by 3.9% compared to the first quarter of last year. However, the impact of the lower industry demand in the U.S. screenprint channel was not material and was more than offset by an increase in Gildan’s market share to 61.4%, compared to 57.2% in the first quarter of fiscal 2011. The first quarter of the fiscal year is traditionally the lowest sales quarter in the printwear industry due to low seasonal demand for T-shirts. Net selling prices for Printwear were slightly higher than the first quarter of fiscal 2011, before taking account of the special distributor inventory devaluation discount.

International sales revenues included in the Printwear business segment increased by over 30% compared to the first quarter of fiscal 2011.

The growth in sales for Branded Apparel to U.S. retailers was due to the impact of the acquisition of Gold Toe Moretz, together with higher net selling prices, partially offset by weaker retail market conditions and inventory destocking by retailers.

Consolidated gross margins in the first quarter were 2.1% compared to 24.6% last year. The decline in gross margins was due to higher cotton costs, the impact of the non-replenishment of inventories by distributors, which negatively impacted gross margins as a percentage of sales because promotional discounts in the quarter were largely based on distributor shipments to screenprinters, the impact of the special distributor inventory devaluation discount, and the impact of the extended manufacturing shutdown. The negative impact of these factors was partially offset by the impact of the Gold Toe Moretz acquisition, higher selling prices for products sold to retailers and improved sock manufacturing efficiencies.

SG&A expenses in the first quarter were U.S. $50.8 million, compared with U.S. $41.5 million in the first quarter of last year. The increase in SG&A expenses was due to the acquisition of Gold Toe Moretz, partially offset by lower volume-driven distribution expenses, the non-recurrence of start-up inefficiencies in the first quarter of fiscal 2011 in the Charleston, S.C., distribution centre, and lower variable compensation expenses. SG&A expenses increased from 12.5% of net sales to 16.7% of net sales primarily as a result of the decline in Printwear sales revenues. In addition, SG&A expenses for the Branded Apparel segment reflect the sales, distribution and administrative infrastructure which has been put in place to support the long-term growth and development of the Branded Apparel business, as well as the duplication of certain overhead expenses subsequent to the acquisition of Gold Toe Moretz.

In the first quarter, the Printwear division reported an operating loss of U.S. $30.8 million, compared with operating income of U.S. $62.8 million in the first quarter of fiscal 2011. The decline in the results for the Printwear segment was due to the impact of higher cotton costs, reduced unit sales volumes due to distributor inventory destocking, the special distributor inventory devaluation discount and the impact of the extended manufacturing shutdown. The Branded Apparel division reported an operating profit of U.S. $2.4 million, versus an operating loss of U.S. $6.7 million in the first quarter of fiscal

2011 as the negative impact of significantly higher cotton costs was more than offset by the accretion from the acquisition of Gold Toe Moretz, higher net selling prices, the non-recurrence of start-up inefficiencies in the Company’s new U.S. distribution centre incurred in the first quarter of fiscal 2011 and improved manufacturing efficiencies due to the transition of sock manufacturing to Honduras. The benefits of ramping up the Company’s sock manufacturing facilities in Honduras have not yet been fully realized.

Sales and Earnings Outlook

The Company has reconfirmed its prior guidance provided on December 1, 2011 of projected sales revenues of approximately U.S. $1.9 billion and projected EPS of approximately U.S. $1.30 for fiscal 2012. The Company continues to project sales revenues for the Printwear business of approximately U.S. $1.3 billion, and sales revenues for the Branded Apparel segment of approximately U.S. $0.6 billion. There are no material changes in the underlying assumptions provided in December 2011.

The main assumptions are:

–
An approximate 5% decline in industry shipments from U.S. wholesale distributors to U.S. screenprinters is assumed in the second fiscal quarter, with no change in industry shipments projected in the second half of the fiscal year compared with the second half of fiscal 2011. The Company is assuming a market share of approximately 65% in the U.S. distributor channel for the balance of the fiscal year. The Company estimates that every one million dozen change in demand for activewear impacts annual EPS by over U.S. $0.05.

–
Selling prices for the Printwear business for the balance of the fiscal year are assumed to be slightly lower than in the first quarter. The Company estimates that every 1% change in net selling prices for Printwear impacts projected EPS for the balance of fiscal 2012 by approximately U.S. $0.09.

–
Selling price increases implemented in the retail channel in the fourth quarter of fiscal 2011 are projected to be maintained during fiscal 2012, as Gildan’s selling price increases to retailers did not reflect the full pass-through of high-cost cotton.

–
Cotton costs in the second quarter are assumed to be comparable to the first quarter of 2012 and to be significantly higher than the second quarter of fiscal 2011. Cotton costs in the second half of the fiscal year are expected to be significantly lower than the first half of the fiscal year, based on current cotton futures. Gildan continues to expect that inventories produced with high-cost cotton will be consumed by early in the third quarter of the fiscal year.

Based on the above assumptions, the Company is projecting EPS of approximately U.S. $0.20 in its second fiscal quarter, on projected sales revenues for the quarter of close to U.S. $500 million, compared with adjusted EPS of U.S. $0.53 in the second quarter of fiscal 2011, on sales revenues of U.S. $383.2 million. The projected decline in EPS is due to the significant increase in cotton costs, partially offset by projected higher Printwear unit sales volumes, higher selling prices to retailers, increased manufacturing efficiencies and the impact of the acquisition of Gold Toe Moretz.

Cash Flow

The Company increased utilization of its revolving bank credit facilities in the first quarter due to the loss in the quarter and in order to finance its requirements for seasonally higher inventory levels to support projected sales and for planned capital expenditures. The Company expects to continue to utilize cash in the second fiscal quarter but to generate significant positive free cash flow in the second half of the fiscal year. The Company is currently ramping up its Rio Nance V capacity expansion project in Honduras and continuing to invest in major capital projects which are expected to reinforce its position as a global low-cost manufacturer. Based on its full year sales and earnings guidance for fiscal 2012, and its projected full year capital expenditures of approximately U.S. $100 million, the Company continues to project that its full year free cash flow will amount to approximately U.S. $75– $100 million.

Declaration of Quarterly Dividend

The Board of Directors has declared a cash dividend of U.S. $0.075 per share, payable on March 19, 2012 to shareholders of record on February 23, 2012. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

International Financial Reporting Standards (IFRS)

As disclosed in our fiscal 2011 earnings press release dated December 1, 2011, the Company has adopted IFRS for its fiscal 2012 interim and annual financial statements beginning October 3, 2011, with comparative information presented for fiscal 2011. We have made available today on our website unaudited recast financial information for fiscal 2011 in accordance with IFRS as well as unaudited reconciliations of financial information for fiscal 2011 from Canadian GAAP to IFRS with explanatory notes of the differences identified.

Disclosure of Outstanding Share Data

As of January 31, 2012, there were 121,516,356 common shares issued and outstanding along with 1,131,366 stock options and 835,929 dilutive restricted share units (“Treasury RSUs”) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

Consolidated Financial Data - unaudited

(in US$ millions, except per share amounts or otherwise indicated)		Q1 2012	Q1 2011

Net sales		303.8	331.2
Gross profit		6.3	81.5
Selling, general and administrative expenses (SG&A)		50.8	41.5
Operating income (loss)		(44.7)	39.3
EBITDA(1)		(26.3)	55.2
Net earnings (loss)		(46.1)	35.9
Adjusted net earnings (loss)(1)		(45.8)	36.6

Diluted EPS		(0.38)	0.29
Adjusted diluted EPS(1)		(0.38)	0.30

Gross margin		2.1%	24.6%
SG&A as a percentage of sales		16.7%	12.5%
Operating margin		(14.7)%	11.9%

Cash flows from (used in) operations		(112.4)	17.9
Free cash flow(1)		(135.8)	(21.4)

	January 1,	October 2,	October 4,
As at	2012	2011	2010
Inventories	610.9	568.3	329.5
Trade accounts receivable	142.1	191.6	145.7
Net indebtedness (Cash in excess of total indebtedness)(1)	263.3	127.0	(233.9)

(1) Please refer to "Non-GAAP Financial Measures" in this press release.

Certain minor rounding variances exist between the financial statements and this summary.

Segmented Financial Data - unaudited

(in US$ millions)	Q1 2012	Q1 2011

Segmented net sales:
Printwear	147.2	249.9
Branded Apparel	156.6	81.3
Total net sales	303.8	331.2

Segment operating income (loss):
Printwear	(30.8)	62.8
Branded Apparel	2.4	(6.7)
Total segment operating income (loss)	(28.4)	56.1
Corporate and other(1)	(16.3)	(16.8)
Total operating income (loss)	(44.7)	39.3

(1) Includes corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets

Certain minor rounding variances exist between the financial statements and this summary.

Historical Segmented Financial Data - unaudited

(in US$ millions)	2011
	Q1	Q2	Q3(1)	Q4(1)	YTD

Segmented net sales:
Printwear	249.9	323.6	403.6	350.5	1,327.6
Branded Apparel	81.3	59.6	126.1	131.1	398.1
Total net sales	331.2	383.2	529.7	481.6	1,725.7

Segment operating income (loss):
Printwear	62.8	89.2	109.9	68.4	330.3
Branded Apparel	(6.7)	(5.9)	2.1	(5.7)	(16.2)
Total segment operating income	56.1	83.3	112.0	62.7	314.1
Corporate and other(2)	(16.8)	(25.5)	(28.9)	(22.3)	(93.5)
Total operating income	39.3	57.8	83.1	40.4	220.6

(1) Results reflect the acquisition of Gold Toe Moretz from April 16, 2011.
(2) Includes corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets.

Certain minor rounding variances exist between the financial statements and this summary.

Information for Shareholders

Gildan Activewear Inc. will hold a conference call to discuss these results today at 5:00 PM ET. The conference call can be accessed by dialing (866) 321-6651 (Canada & U.S.) or (416) 642-5212 (international) and entering passcode 3492180, or by live sound webcast on Gildan's Internet site ("Investor Relations" section) at the following address: http://gildan.com/corporate/IR/webcastPresentations.cfm. If you are unable to participate in the conference call, a replay will be available starting that same day at 8:00 PM ET by dialing (888) 203-1112 (Canada & U.S.) or (647) 436-0148 (international) and entering passcode 3492180, until Wednesday, February 15, 2012 at midnight, or by sound web cast on Gildan's Internet site for 30 days following the live webcast.

This release should be read in conjunction with Gildan’s 2012 First Quarter Management’s Discussion and Analysis (“MD&A”) dated February 8, 2012 and its unaudited condensed interim consolidated financial statements for the three months ended January 1, 2012 (available at http://gildan.com/corporate/IR/quarterlyReports.cfm) which is incorporated by reference in this release, and which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.

About Gildan

Gildan is a marketer and globally low-cost vertically-integrated manufacturer of quality branded basic apparel. Gildan® is the leading activewear brand in the screenprint market in the U.S. and Canada. The brand is continuing to grow in Europe, Mexico and the Asia-Pacific region. The Company sells T-shirts, sport shirts and fleece as undecorated blanks, which are subsequently decorated by screenprinters with designs and logos. The Company is also one of the world’s largest suppliers of athletic, casual and dress socks sold to a broad spectrum of retailers in the U.S. Gildan markets its sock products under a diversified portfolio of company-owned brands, including Gold Toe®, PowerSox®, SilverToe®, Auro®, All Pro®, GT®, and the Gildan® brand. In addition, the Company supplies selective national retailer brands. The Company is also the exclusive U.S. sock licensee for the Under Armour® and New Balance® brands. In addition to socks, the Company is pursuing a strategy to grow its sales of branded underwear and activewear products in the U.S. retail market. With approximately 30,000 employees worldwide, Gildan owns and operates highly efficient, large-scale, environmentally and socially responsible manufacturing facilities in Central America and the Caribbean Basin and has begun the development of a manufacturing hub in Bangladesh to support its planned growth in Asia and Europe. More information on the Company can be found on Gildan’s website at www.gildan.com and more information on its corporate citizenship practices can be found at www.genuinegildan.com.

Forward-Looking Statements

Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions, including, without limitation, our expectation with regards to industry demand and unit volume growth, sales revenue, gross margins, selling, general and administrative expenses, earnings per share, capital expenditures, market share, selling prices, cotton costs, income tax rate, and free cash flow. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risks and Uncertainties” section and the risks described under the “Critical Accounting Estimates” and “Financial Risk Management” sections in our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•	our ability to implement our growth strategies and plans, including achieving market share gains, implementing cost reduction initiatives and completing and successfully integrating acquisitions;
•	the intensity of competitive activity and our ability to compete effectively;
•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;
•	our reliance on a small number of significant customers;
•	the fact that our customers do not commit contractually to minimum quantity purchases;
•	our ability to anticipate changes in consumer preferences and trends;
•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;

•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton and polyester fibres;
•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;
•	disruption to manufacturing and distribution activities due to labour disruptions, political or social instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;
•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•	compliance with applicable environmental, tax, trade, employment, health and safety, and other laws and regulations in the jurisdictions in which we operate;
•	our significant reliance on computerized information systems for our business operations;
•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•
negative publicity as a result of violation of local labour laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;
•	changes to and failure to comply with consumer product safety laws and regulations;
•	adverse changes in third party licensing arrangements and licensed brands;
•	our ability to protect our intellectual property rights;
•	changes in accounting policies and estimates; and
•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2012 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-GAAP Financial Measures

This press release includes references to certain non-GAAP financial measures such as EBITDA, adjusted net earnings, adjusted diluted EPS, free cash flow, total indebtedness, and net indebtedness (cash in excess of total indebtedness). These non-GAAP measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.  Accordingly, they should not be considered in isolation.  The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

EBITDA

EBITDA is calculated as earnings before financial expenses/income, taxes and depreciation and amortization and excludes the impact of restructuring and acquisition-related costs, as well as the equity earnings in investment in joint venture. The Company uses EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.
(in U.S.$ millions)	Q1 2012	Q1 2011
Net earnings (loss)	(46.1)	35.9
Restructuring and acquisition-related costs	0.3	0.7
Depreciation and amortization	22.1	17.3
Variation of depreciation included in inventories	(3.9)	(2.1)
Financial expenses, net	2.0	2.6
Income tax expense (recovery)	(0.5)	0.9
Equity loss (earnings) in investment in joint venture	(0.2)	(0.1)
EBITDA	(26.3)	55.2

Certain minor rounding variances exist between the financial statements and this summary.

Adjusted net earnings and adjusted diluted EPS

Adjusted net earnings and adjusted diluted earnings per share are calculated as net earnings and earnings per share excluding restructuring and acquisition-related costs, net of related income tax recoveries. The Company uses and presents these non-GAAP measures to assess its operating performance from one period to the next without the variation caused by restructuring and acquisition-related costs, net of related income tax recoveries,  that could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.
(in U.S.$ millions, except per share amounts)	Q1 2012	Q1 2011
Net earnings (loss)	(46.1)	35.9
Adjustments for:
Restructuring and acquisition-related costs	0.3	0.7
Adjusted net earnings (loss)	(45.8)	36.6
Basic EPS	(0.38)	0.30
Diluted EPS	(0.38)	0.29
Adjusted diluted EPS	(0.38)	0.30

Certain minor rounding variances exist between the financial statements and this summary.

Free cash flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and performance of its business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in its business, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.
(in U.S.$ millions)	Q1 2012	Q1 2011
Cash flows from (used in) operating activities	(112.4)	17.9
Cash flows used in investing activities	(23.4)	(39.3)
Free cash flow	(135.8)	(21.4)

Certain minor rounding variances exist between the financial statements and this summary.

Total indebtedness and Net indebtedness (Cash in excess of total indebtedness)

Total indebtedness is comprised of bank indebtedness and long-term debt (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness (cash in excess of total indebtedness) to be important indicators of the financial leverage of the Company.
	January 1,	January 2,	October 4,
(in U.S.$ millions)	2012	2011	2010
Current portion of long-term debt	-	-	16.9
Long-term debt	305.0	209.0	-
Total indebtedness	305.0	209.0	16.9
Cash and cash equivalents	(41.7)	(82.0)	(250.8)
Net indebtedness (Cash in excess of total indebtedness)	263.3	127.0	(233.9)

Certain minor rounding variances exist between the financial statements and this summary.

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CONTACTS:
Investor Relations Laurence G. Sellyn, Executive Vice-President, Chief Financial and Administrative Officer Tel: (514) 343-8805 Email: lsellyn@gildan.com	Sophie Argiriou, Director, Investor Communications Tel: (514) 343-8815 Email: sargiriou@gildan.com	Media Relations Geneviève Gosselin, Director, Corporate Communications Tel: (514) 343-8814 Email: ggosselin@gildan.com